UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 11-K
___________________

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File No. 1-13300

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

CAPITAL ONE FINANCIAL CORPORATION
1680 Capital One Drive
McLean, Virginia 22102

1

Capital One Financial Corporation Associate Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2015 and 2014

Contents

Page

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	16
Signature	17
Exhibit:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	18

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Capital One Financial Corporation Associate Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2015, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming an opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

June 20, 2016
Glen Allen, Virginia

Capital One Financial Corporation Associate Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2015	2014
Assets:
Investments at fair value:
Shares of registered investment companies	$1,870,963,178	$2,861,449,528
Units of collective investment funds	1,127,358,486	—
Shares of fully benefit-responsive investment contracts	359,865,380	371,913,720
Units of Capital One Stock Fund	304,792,980	345,173,380
Total investments at fair value	3,662,980,024	3,578,536,628
Receivables:
Participant notes receivable	115,798,727	109,493,388
Net assets reflecting investments at fair value	3,778,778,751	3,688,030,016
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,428,729)	(9,991,394)
Net assets available for benefits	$3,773,350,022	$3,678,038,622

See accompanying Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2015	2014
Additions:
Investment income (loss):
Net appreciation (depreciation) of investments, attributable to:
Shares of registered investment companies	$(142,012,491)	$88,152,334
Units of collective investment funds	(18,770,328)	—
Units of Capital One Stock Fund	(39,625,508)	25,642,152
Shares of fully benefit-responsive investment contracts	2,304,421	8,657,899
Interest and dividends on investments	111,246,687	112,553,049
Net investment gains (losses)	(86,857,219)	235,005,434
Interest income from participant notes receivable	3,585,906	3,241,790
Contributions:
Employer	224,138,201	202,202,635
Participants	224,390,754	200,268,681
Rollovers	42,189,703	34,296,418
Total contributions	490,718,658	436,767,734
Total additions	407,447,345	675,014,958
Deductions:
Benefits paid to participants	308,491,721	307,130,163
Administrative expenses	3,644,224	2,613,940
Total deductions	312,135,945	309,744,103
Net increase in net assets available for benefits	95,311,400	365,270,855
Net assets available for benefits:
Beginning of year	3,678,038,622	3,312,767,767
End of year	$3,773,350,022	$3,678,038,622

See accompanying Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Company”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible employees.

The Benefits Committee of the Company is the Plan administrator and Fidelity Management Trust Company (the “Trustee”) was the Plan trustee for both the 2014 and 2015 plan years.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 18 or older (including any related companies that adopt the Plan). Eligible employees are automatically enrolled in the Plan immediately upon hire unless they elect to opt-out of Plan participation. The Plan is a qualified defined contribution retirement plan with a cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k), respectively, and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Under the Plan, participants can elect to make annual pre-tax and Roth contributions of no more than 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The IRS limitation was $18,000 for 2015 and $17,500 for 2014. Participants who are age 50 or older at the end of a particular calendar year are permitted to make additional elective deferral contributions of $6,000 for 2015 and $5,500 for 2014. Participants may also contribute amounts representing distributions from other qualified plans as roll-over contributions.

The Company makes contributions to each eligible associate’s account and matches a portion of associate contributions. The Company’s contributions, which provide for a maximum annual Company contribution of up to 7.5% of eligible compensation, consist of two major components: (1) a basic safe-harbor non-elective contribution, and (2) Company matching contributions.

The following table summarizes the Plan’s contribution structure:

Contribution Type	Contribution Structure
1. Basic safe-harbor non-elective contribution	• 3% of eligible compensation
2. Company matching contributions
•    Up to 3% of eligible compensation, calculated as 100% Company match on the first 3% of associate deferrals
•    Up to 1.5% of eligible compensation, calculated as 50% Company match on the next 3% of associate deferrals

Total annual contribution opportunity	• Maximum of 7.5% of eligible compensation

The basic safe-harbor non-elective contribution of 3% of eligible compensation, as defined in the Plan document, is made for all eligible employees regardless of participation in the Plan. In addition, the Company makes matching contributions of up to 4.5% of a participant’s eligible compensation. The Company makes “true-up” matching

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

contributions for participants who did not receive the full match to which participants would have been entitled if participants had contributed to the Plan ratably throughout the year. Employees who have made pre-tax and/or Roth contributions to the Plan during the Plan year are eligible for the Company matching contributions. The Company makes contributions on a per-pay period basis and new employees become immediately eligible for the Company’s matching contributions. All Company contributions are cash contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of employer contributions are determined based on participant contributions or eligible compensation, as defined in the Plan document. Allocations of Plan earnings are determined based upon the number of units of the Plan’s investment options in each participant’s account. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account as of the date of record.

Vesting

Participant contributions and the Company's basic safe-harbor non-elective contributions vest immediately, along with earnings on those contributions. The Company’s matching contributions plus actual earnings thereon vest after two years of service.

Forfeited Accounts

Excess forfeited balances of terminated participants’ non-vested accounts, after payment of administrative expenses, are used to reduce future Company contributions. Forfeited non-vested accounts totaled $2,705,608 and $4,222,879 as of December 31, 2015 and 2014, respectively. Forfeitures used to reduce administrative expenses and Company contributions totaled $1,507,768 and $4,352,166, respectively, in 2015, and $691,839 and $5,946,675, respectively, in 2014.

Investment Options

All investments in the Plan are participant-directed. Participants may change their investment options at any time. As of December 31, 2015, the Company offered 29 investment options, which are summarized below:

•
BlackRock LifePath Fund (2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060, and Retirement)—Each fund is a broadly diversified portfolio, tailored to the investment horizon of the fund. The name of each fund (e.g., BlackRock LifePath 2020) represents the year during which the participant will most likely begin to draw income and/or principal from his or her investment. The LifePath funds are the default investment choices unless participants choose otherwise. The investment is intended to be a "qualified default investment alternative" for purposes of ERISA.

•
BlackRock MSCI ACWI ex-U.S. IMI Index Fund—Monies are primarily invested in equity securities included in the MSCI ACWI ex-U.S. IMI Index, which broadly represents the performance of the world's total market capitalization outside of the U.S.

•
BlackRock Russell 2500 Index Fund—Monies are primarily invested in common stocks included in the Russell 2500 Index, which broadly represents the performance of small to mid-capitalization companies publicly traded in the U.S.

•
BlackRock Strategic Completion Non-Lendable Fund—Monies are primarily invested in inflation sensitive asset classes, such as U.S. treasury inflation protected securities, real estate investment trusts and commodities.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

•
BlackRock U.S. Debt Index Fund—Monies are primarily invested in debt securities included in the Barclays Capital U.S. Aggregate Bond Index, which broadly represents the performance of debt securities publicly traded in the U.S.

•
Capital One Stock Fund—Monies are invested in a unitized trust fund which invests in shares of the Company’s common stock. The Trustee is also permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

•	Dodge & Cox Balanced Fund—Monies are primarily invested in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the top four rating categories.

•	Dodge & Cox International Stock Fund—Monies are primarily invested in equity securities of companies outside of the U.S. from at least three different foreign countries, including emerging markets.

•	Fidelity BrokerageLink—This self-directed option allows participants to invest in mutual funds and other investment options beyond the investment options offered directly through the Plan.

•	Fidelity Capital Appreciation Fund (Class K)—Monies are primarily invested in common stocks. The investment seeks capital appreciation in either growth stocks or value stocks or both.

•	Hartford MidCap Fund (Class Y)—Monies are primarily invested in common stocks of mid-capitalization companies.

•	Hartford Small Company HLS Fund (Class IA)—Monies are primarily invested in common stocks of small-capitalization companies.

•
Lazard Emerging Markets Equity Fund Institutional Shares—Monies are primarily invested in equity securities of companies whose principal business activities are located in emerging market countries, with a focus on Latin America, the Pacific Basin and Eastern Europe.

•	Northern Small Cap Value Fund—Monies are primarily invested in equity securities of small-capitalization companies.

•
Prudential Core Plus Bond Fund (Class 5)—Monies are primarily invested in bond securities meant to outperform the Barclays Capital U.S. Aggregate Bond Index, which broadly represents the performance of debt securities publicly traded in the U.S.

•	Spartan 500 Index Fund—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the U.S.

•
Stable Value Fund—Monies are invested in a diversified portfolio of investment contracts issued by high quality insurance companies and banks, with each contract carrying a crediting rate of interest and backed by high quality securities.

•
T. Rowe Price Institutional Large Cap Growth Fund—Monies are primarily invested in securities of large-capitalization companies that the manager believes to offer the potential for above-average earnings growth.

•
T. Rowe Price Institutional Large Cap Value Fund—Monies are primarily invested in a diversified portfolio of equity investments in large-capitalization U.S. issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 1000 Value Index at the time of investment.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

•
Vanguard Total World Stock Index Fund Institutional Shares—Monies are primarily invested in common stocks included in the FTSE Global All Cap Index, which broadly represents the performance of the world's total market capitalization in both developed and emerging markets.

Participant Notes Receivable

Participants may elect to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms typically range from one to five years, but can extend up to ten years if used toward the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through bi-weekly payroll deductions. Management has evaluated participant notes receivable for collectability and has determined that no allowance is considered necessary.

Payment of Benefits

A participant may elect to receive an amount up to the vested value of his or her account through a lump-sum cash distribution upon the participant’s death, hardship, retirement, termination of service or for other reasons as governed by the Plan document. If the participant has invested in the Capital One Stock Fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Administrative Expenses

Administrative expenses consist primarily of record keeping and advisory fees paid to the Trustee and are paid either out of Plan forfeitures or by the Company. Accounting fees are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles in the U.S (“U.S. GAAP”). Benefits are recorded when paid. The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. These estimates are based on information available as of the date of the financial statements. While management makes its best judgment, actual amounts or results could differ from these estimates.

Valuation and Income Recognition

The Plan’s investments are reported at fair value and securities transactions are recorded as of the trade date. The fair value of the Plan's investments in Lifecycle funds is based on the net asset value per share, without further adjustments, as a practical expedient to fair value. The fair value of units in the Capital One Stock Fund is determined based on the closing price reported on the New York Stock Exchange on the last business day of the Plan year. The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset values of

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

shares held by the Plan as of year end. The Plan’s investment in the Stable Value Fund has underlying investments in guaranteed investment contracts (“GICs”), synthetic GICs (also known as wrapper contracts), and cash equivalents, and is measured and accounted for based on contract value. The contract value is equal to the principal balance plus accrued interest, which represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. These fully benefit-responsive investment contracts are reported at fair value in the Plan’s statements of net assets available for benefits, with a corresponding adjustment to reflect these investments at contract value. The statements of changes in net assets available for benefits have been prepared on a contract value basis for the years ended December 31, 2015 and 2014.

Participant notes receivable are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in certain investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

New Accounting Standards

In May 2015, the FASB issued ASU 2015-07, Disclosure for Investment in Certain Entities that Calculated Net asset Value per Share (or Its Equivalent), which eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured using net asset value per share as a practical expedient. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management has elected not to early adopt this ASU.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: (Part I) Fully Benefit-Responsive Investment Contracts (FBRICs), (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure and disclose the fair value of FBRICs. Part I also eliminates certain disclosures, including average yield earned by the Plan and the methodology used to calculate the interest crediting rate. Part II eliminates the disclosure requirements for individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value by no longer requiring to disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management has elected not to early adopt this ASU.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee. A complete listing of the Plan’s investments as of December 31, 2015 is included in the Supplemental Schedule—Schedule H, Line 4i—Schedule of Assets (Held at End of Year).

The following table presents investments that represented 5% or more of the Plan’s net assets as of December 31, 2015 and 2014:

	December 31,	December 31,
	2015	2014
Spartan 500 Index Fund	$463,934,590	$439,161,938
Stable Value Fund	359,865,380	371,913,720
Capital One Stock Fund	304,792,980	345,173,380
T. Rowe Price Institutional Large Cap Growth Fund	195,378,598	*
Hartford MidCap Fund	193,610,936	*
Dodge & Cox International Stock Fund	*	218,761,827
Dodge & Cox Balanced Fund	*	201,047,061
____________
* Investment represents less than 5% of the Plan's net assets as of December 31, 2015 or 2014.

Fully Benefit-Responsive Investment Contracts

The Stable Value Fund (the “Fund”) invests primarily in investment contracts such as traditional GICs and wrapper contracts. In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments).

The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, the Company making an election to withdraw from a wrapper contract in order to switch to a different investment provider, or the terms of a successor Plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. If one of these events occurred, the wrapper contract issuer could terminate the wrapper contract at the market

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula). The Plan administrator believes that the events noted above that limit the Plan’s ability to execute transactions at contract value are unlikely to occur.

The Fund is presented in the financial statements at contract value, as reported to the Plan by the Trustee. There are no reserves against contract value for credit risk of the contract issuer or otherwise as of December 31, 2015 or 2014. The average yield for the investment contracts based on actual earnings was 1.94% and 1.52% for 2015 and 2014, respectively. This average yield represents the annualized earnings of all investments in the Fund during each year divided by the fair value of all investments in the Fund. The average yield adjusted to reflect the actual interest rate credited to participants was 1.99% and 1.92% for 2015 and 2014, respectively. The average credited yield represents the annualized earnings credited to participants in the Fund during each year divided by the fair value of all investments in the Fund.

Note 4—Fair Value Measurement

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

Level 1:	Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:
Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:
Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

The degree of management judgment involved in determining the fair value of assets or liabilities is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value. Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

The accounting guidance for fair value measurements requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining the fair value. Significant judgment may be required to determine whether certain assets or liabilities measured at fair value are included in Level 2 or Level 3. In making this determination, we consider all available information, including observable market data, indications of market liquidity and orderliness, and our understanding of the valuation techniques and significant inputs used. The calculation of fair value is based on market conditions as of each statement of net assets available for benefits date and may not be reflective of ultimate realizable value.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Financial Assets Measured at Fair Value on a Recurring Basis

The following tables display the Plan’s assets measured on the statements of net assets available for benefits at fair value on a recurring basis as of December 31, 2015 and 2014:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$186,104,736	$—	$—	$186,104,736
Value funds	561,487,340	—	—	561,487,340
Index funds	497,343,586	—	—	497,343,586
Growth funds	363,224,317	—	—	363,224,317
International funds	235,296,195	—	—	235,296,195
Other funds	27,507,004	—	—	27,507,004
Total mutual funds	1,870,963,178	—	—	1,870,963,178
Collective investment funds:
Lifecycle funds	—	895,581,917	—	895,581,917
Balanced funds	—	228,456,424	—	228,456,424
Index funds	—	3,320,145	—	3,320,145
Total collective investment funds	—	1,127,358,486	—	1,127,358,486
Fully benefit-responsive investment contracts:
Stable Value Fund	—	359,865,380	—	359,865,380
Capital One Stock Fund	—	304,792,980	—	304,792,980
Total investments at fair value	$1,870,963,178	$1,792,016,846	$—	$3,662,980,024

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Lifecycle funds	$—	$804,195,022	$—	$804,195,022
Balanced funds	368,833,724	—	—	368,833,724
Value funds	582,320,675	—	—	582,320,675
Index funds	479,695,853	—	—	479,695,853
Growth funds	312,561,283	—	—	312,561,283
International funds	218,761,827	—	—	218,761,827
Other funds	95,081,144	—	—	95,081,144
Total mutual funds	2,057,254,506	804,195,022	—	2,861,449,528
Fully benefit-responsive investment contracts:
Stable Value Fund	—	371,871,654	42,066	371,913,720
Capital One Stock Fund	345,173,380	—	—	345,173,380
Total investments at fair value	$2,402,427,886	$1,176,066,676	$42,066	$3,578,536,628

Fair Value of Investments in Entities that Use Net Asset Value

The following tables display the Plan’s assets measured at fair value based on net asset value per share as of December 31, 2015 and 2014:

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Lifecycle funds	$895,581,917	None	Daily	30 days
Balanced funds	$228,456,424	None	Daily	30 days
Index funds	$3,320,145	None	Daily	30 days

	December 31, 2014
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Lifecycle funds	$804,195,022	None	Daily	30 days

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Level 3 Instruments

The wrapper contracts held within the Stable Value Fund are measured at fair value on a recurring basis using significant unobservable inputs. The following table displays the change in fair value of wrapper contracts for the years ended December 31, 2015 and 2014:

Change in Fair Value
Fair value of wrapper contracts:
Balance, January 1, 2014	$—
Total unrealized gains	42,066
Balance, December 31, 2014	42,066
Total unrealized losses	(42,066)
Balance, December 31, 2015	$—

Level 3 Valuation Techniques

The fair value of wrapper contracts is determined based on the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating. Because the replacement cost of the wrapper contracts held by the Plan at December 31, 2015 did not exceed the current wrap fee, the fair value of these assets was zero as of December 31, 2015. Certain other disclosures related to the fair value of the wrapper contracts have not been presented as the fair value of the contracts is not material to the Plan’s investment in the Stable Value Fund.

Note 5—Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 25, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”); therefore, the related trust is exempt from taxation.

Management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2015 or 2014. The Plan is not currently under audit by any tax jurisdiction.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Note 6—Transactions with Parties-in-Interest

The following table summarizes the fair value of transactions within certain Plan investment options that are considered to be party-in-interest transactions as of December 31, 2015 and 2014, for which a statutory exception exists:

	December 31,	December 31,
	2015	2014
Capital One Stock Fund	$304,792,980	$345,173,380
Fidelity Capital Appreciation Fund	167,845,719	171,148,806
Participant notes receivable	115,798,727	109,493,388
Fidelity BrokerageLink	27,507,004	23,474,456

The Plan recognized administrative expense paid to the Trustee of $3.6 million and $2.6 million in 2015 and 2014, respectively.

Note 7—Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits as of December 31, 2015 and 2014 per the financial statements to the net assets available for benefits per the Form 5500:

	December 31,	December 31,
Net assets available for benefits:	2015	2014
Net assets available for benefits, per the financial statements	$3,773,350,022	$3,678,038,622
Adjustment from contract value to fair value for fully benefit-responsive investment	5,428,729	9,991,394
Benefits payable to participants	—	(821,623)
Deemed loan distributions	(278,409)	(105,336)
Net assets available for benefits, per the Form 5500	$3,778,500,342	$3,687,103,057

The following table presents a reconciliation of benefits paid to participants for the years ended December 31, 2015 and 2014 per the financial statements to benefits paid to participants per the Form 5500:

	Years Ended December 31,
Benefits paid to participants:	2015	2014
Benefits paid to participants, per the financial statements	$308,491,721	$307,130,163
Benefits payable to participants at end of year	—	821,623
Benefits payable to participants at beginning of year	(821,623)	(3,533,153)
Reversal of prior year deemed loan distributions	(105,336)	(85,466)
Deemed loan distributions	278,409	105,336
Benefits paid to participants, per the Form 5500(1)	$307,843,171	$304,438,503
____________
(1) Includes corrective distributions and deemed loan distributions.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

The following table presents a reconciliation of net investment gains for the years ended December 31, 2015 and 2014 per the financial statements to the net investment gains per the Form 5500:

	Years Ended December 31,
Net investment gains (losses):	2015	2014
Net investment gains (losses), per the financial statements	$(86,857,219)	$235,005,434
Interest income from participant notes receivable	3,585,906	3,241,790
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment	(9,991,394)	(7,970,174)
Adjustment from contract value to fair value for fully benefit-responsive investment	5,428,729	9,991,394
Net investment gains (losses), per the Form 5500	$(87,833,978)	$240,268,444

Note 8—Subsequent Events

In accordance with U.S. GAAP, the Plan evaluates subsequent events that have occurred after the statement of net assets available for benefits date but before the financial statements are issued.  There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after that date. The Plan evaluated subsequent events through June 20, 2016, the financial statement issuance date.
Based on the evaluation, the Plan did not identify any recognized or non-recognized subsequent events that would have required adjustment to the financial statements.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
		Shares/Rate		(e) Current Value
	Registered investment companies:
	Spartan 500 Index Fund	6,461,485	shares	$463,934,590
	T. Rowe Price Institutional Large Cap Growth Fund	6,762,845	shares	195,378,598
	Hartford MidCap Fund	7,063,515	shares	193,610,936
	Dodge & Cox Balanced Fund	1,971,031	shares	186,104,736
	Dodge & Cox International Stock Fund	4,895,726	shares	178,596,072
	T. Rowe Price Institutional Large Cap Value Fund	9,032,648	shares	169,633,135
*	Fidelity Capital Appreciation Fund	5,174,036	shares	167,845,719
	Hartford Small Company Fund	5,836,697	shares	102,258,929
	Northern Small Cap Value Fund	4,978,441	shares	95,984,340
	Lazard Emerging Markets Equity Fund	4,218,759	shares	56,700,123
	Vanguard Total World Stock Index Fund	284,308	shares	33,408,996
	Total registered investment companies	56,679,491		1,843,456,174
	Collective investment funds:
	BlackRock LifePath 2040	10,647,886	shares	140,569,138
	BlackRock LifePath 2035	10,541,957	shares	139,846,435
	BlackRock LifePath 2045	10,285,086	shares	135,302,361
	Prudential Core Plus Bond Fund	915,218	shares	130,720,548
	BlackRock LifePath 2030	8,686,090	shares	115,642,264
	BlackRock LifePath 2050	8,582,343	shares	114,004,414
	BlackRock LifePath 2025	6,613,022	shares	88,164,149
	BlackRock LifePath 2055	4,815,361	shares	67,461,275
	BlackRock U.S. Debt Index Fund	5,420,332	shares	57,014,056
	BlackRock LifePath 2020	4,001,723	shares	53,337,361
	BlackRock LifePath Retirement	2,727,454	shares	37,637,500
	BlackRock Russell 2500 Index Fund	1,930,225	shares	25,875,441
	BlackRock MSCI ACWI ex-U.S. IMI Index Fund	1,410,502	shares	14,846,379
	BlackRock LifePath 2060	370,524	shares	3,617,020
	BlackRock Strategic Completion Non-Lendable Fund	347,546	shares	3,320,145
	Total collective investment funds	77,295,269		1,127,358,486
*	Participant-directed brokerage accounts:
	Fidelity BrokerageLink	Various mutual funds and common stocks		27,507,004
	Fully benefit-responsive investment contracts:
	Stable Value Fund	25,457,728	shares	359,865,380
*	Capital One Stock Fund:
	Corporate common stock	4,060,213	shares	292,591,707
	Interest-bearing cash	12,201,273	par	12,201,273
	Total Capital One Stock Fund			304,792,980
	Total investments			3,662,980,024
*	Participant notes receivable, maturing through 2032	3.25%-9.25% interest rates		115,798,727
	Total as of December 31, 2015			$3,778,778,751
____________

*	Indicates a party-in-interest to the Plan.
Note: Column (d) is not applicable as all investments are participant-directed.

SIGNATURE

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

By:     /s/ JORY A. BERSON_____________________
Name:     Jory A. Berson
on behalf of the Benefits Committee, as Plan Administrator

Dated: June 20, 2016